May 2, 2014

United States Securities & Exchange Commission
Attn:  Jarret Torno
Washington D.C.  20549

Re:           E-Waste Systems, Inc.
Amendment No. 2 to Item 4.02 Form 8-K
Filed April 15, 2014
File No. 000-54657

and

E-Waste Systems, Inc.
Amendment No. 1 to Item 4.01 Form 8-K
Filed March 26, 2014
File No. 000-54657

Dear Mr. Torno:

We are in receipt of your comment letters dated April 9, 2014 and April 17, 2014 with respect to the above filings of E-Waste Systems, Inc. (the “Company”) and would like to respond to those comments in the same format as they were presented to us in the comment letters.  The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE to Comment Letter received April 9, 2014,  Amendment No. 1 to Item 401
Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1.    We note your response to comment 1 in our letter dated March 31, 2014. Upon the earlier of the completion of the audit or the determination by your current auditor as to whether any previously published financial statements should no longer be relied upon, please amend your Item 4.02 Form 8-K to clearly tell your investors whether you will restate any previously published financial statements, and if such restatement is necessary, to provide all of the disclosures required by Item 4.02. Please tell us when you expect to provide this update to your Form 8-K.

OTCQB:  EWSI ■1350 E. Flamingo, #3101, Las Vegas, Nevada  89119 ■  www.ewastesystems.com ■ 145-157 St John St, London EC1V 4LB

United States Securities & Exchange Commission
Attn:  Jarret Torno
May 2, 2014

The Company’s response to the comment is:

The Company filed a Form 8-K on April 15, 2014 indicating that the consolidation was not appropriate.  After review by our accountants and our independent auditors, the Company preliminarily concluded on April 12, 2014 that 10-Q’s for interim periods ending March 31, 2013, June 30, 2013 and September 30, 2013 should no longer be relied upon and will be restated, subject to the completion of the Commission’s comment process  We intend to amend the Form 8-K promptly after the Commission’s comment process is complete to reflect the above.

Amendment No. 2 to Item 4.02 Form 8-K filed April 15, 2014

1.
We note your statement that “the Company has concluded that it should not have consolidated the interests of XuFu in the Company’s interim period financial statements during the year ended December 31, 2013”.  To fully comply with the requirements of Item 4.02(a)(1) of Form 8-K, please revise your disclosure to clearly state whether your board of directors, a committee of your board of directors or your officer or officers authorized to take such action if board action is not required, concluded that your previously issued financial statements should no longer be relied upon state the date at which this conclusion was reached, and clearly identify which interim period financial statements should no longer be relied upon.

The Company’s response to the comment is:

We intend to amend the Form 8-K to (1) clearly state that our sole director concluded that the our previously issued financial statement should no longer be relied upon, (2) state the date at which this conclusion was reached, (3) clearly state that the interim financial statements for the periods ended March 31, 2013, June 30, 2013 and September 30, 2013 should no longer be relied upon and (4) state that the sole director discussed with the Company’s auditors the matters required by Item 4.02(a)(3) of Form 8-K.

2.	Additionally, please tell us when you plan to file your amended Forms 10-Q containing restated financial statements to correct this accounting error.

The Company’s response to the comment is:

The Company plans on filing amended Forms 10-Q containing restated financial statements as soon as our accountants and auditors can prepare and review the financial statements and filings, which we believe will be completed prior to the end of May 2014.

OTCQB:  EWSI ■1350 E. Flamingo, #3101, Las Vegas, Nevada  89119 ■  www.ewastesystems.com ■ 145-157 St John St, London EC1V 4LB

United States Securities & Exchange Commission
Attn:  Jarret Torno
May 2, 2014

3.
You state in your amended filing that due to your analysis of the controls and processes in placed at XuFu, you concluded that consolidation of XuFu was not proper at this time pending implementation of appropriate financial systems and controls.  It is unclear to us what GAAP accounting literature determines consolidation based on the adequacy of controls and processes, therefore, this disclosure does not appear to meet the objectives of Item 4.02(a)(2) of Form 8-K to provide a clear description of the facts underlying  your conclusion that your previous accounting was in error.  Please advise or revise.

The Company’s response to the comment is:

On March 26, 2013, the Company entered into a set of agreements (the “VIE Agreements”) with YaZhuo (now known as “XuFu”), a company incorporated in the People’s Republic of China (“PRC”), wherein the Company was to provide management services in relation to the current and proposed operations of XuFu’s business.  The Company conducted an analysis of the VIE Agreements with XuFu shortly after their execution in March and April of 2013 and concluded that all of the requirements for control and beneficial ownership were met based upon the agreements. At that time, the Company believed that it was the primary beneficiary of the VIE.

During the fiscal year ended December 31, 2013, the Company was unable to adequately exercise its rights under the agreements and could not properly manage the processes and controls of XuFu.  As a result, the Company concluded that it did not have adequate control and power over these entities and their significant activities and therefore could not be deemed the primary beneficiary of these contracts. Accordingly under ASC 810-10-05, the Company could not consolidate the results during the year ended December 31, 2013 which included the three interim periods ending March 31, 2013, June 30, 2013 and September 30, 2013.  As a result and in accordance with ASC 250, results previously reported in our quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013 can no longer be relied upon.

The Company can terminate the VIE Agreements at its discretion.  Upon the realization that it was not the primary beneficiary of the VIE Agreements, the Company suspended the VIE Agreements rather than terminating them.  While the VIE Agreements are suspended, the economic transactions under the agreements are not being effected.  The Company is currently in discussions with XuFu, legal counsel and accounting consultants in the United States and PRC in order to address the issues and protect its interests and the interests of its shareholders while establishing proper financial and reporting controls to give it the ability to report timely and accurate results to the investment community.  XuFu has acquiesced to the suspension and is cooperating in the discussions.

4.
Please amend your Item 4.02 Form 8-K to specifically disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your current independent accountant the matters disclosed in the filing pursuant to Item 4.02(a)(3) of Form 8-K.

OTCQB:  EWSI ■1350 E. Flamingo, #3101, Las Vegas, Nevada  89119 ■  www.ewastesystems.com ■ 145-157 St John St, London EC1V 4LB

United States Securities & Exchange Commission
Attn:  Jarret Torno
May 2, 2014

The Company’s response to the comment is:

The Company  discussed with its current independent accountant the matters disclosed in the Form 8-K filing pursuant to Item 4.02(a)(3) of Form 8-K.  We will disclose this in our planned amendment to the Form 8-K.

5.
Please explain to us what is meant by your statement that your “Board of Directors has suspended the VIE”.  In doing so, please explain to us whether you previously consolidated XuFu because you concluded it was a VIE of which you were the primary beneficiary, explain why you originally held this view, and explain how concluding that this previous accounting was an accounting error requiring restatement of your financial statements as contemplated by ASC 250 results in simply “suspending” your conclusion that this is a VIE.

The Company’s response to the comment is:

Please see our response to Commission comment no. 3, above.

6.
Please note that you must respond in writing to the comments in our letter dated April 9, 2014, and in this letter.  Merely filing an amendment to your Form 8-K is not an adequate response.  Please submit your written response as correspondence on Edgar as required by Rule 101 of Regulation S-T.

The Company’s response to the comment is:

This letter will be filed as correspondence on Edgar as required by Rule 101 of Regulation S-T.

Sincerely,

/s/ Cynthia Bitting
      Cynthia Bitting

OTCQB:  EWSI ■1350 E. Flamingo, #3101, Las Vegas, Nevada  89119 ■  www.ewastesystems.com ■ 145-157 St John St, London EC1V 4LB